                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                      Atalanta/Sosnoff Capital Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   046499109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Craig B. Steinberg                             Stephen C. Kahr, Esq.
c/o Atalanta/Sosnoff Capital Corporation       Greenberg & Kahr
101 Park Avenue, New York, NY 10178            230 Park Ave., New York, NY 10169
(212) 867-5000                                 Tel: (212) 297-0130
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 1, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                Page 1 of 9 Pages

CUSIP NO. 046499109


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

        Craig B. Steinberg
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                (a) [ ]
                                                                                                (b) [X]
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3. SEC Use Only


-------------------------------------------------------------------------------------------------------
4. Source of Funds (See Instructions)

   PF
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


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6. Citizenship or Place of Organization

   United States of America
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                 7. Sole Voting Power

                    642,008
                ---------------------------------------------------------------------------------------
Number of        8. Shared Voting Power
Shares
Beneficially
Owned by        ---------------------------------------------------------------------------------------
Each             9. Sole Dispositive Power
Reporting
Person with         642,008
                ---------------------------------------------------------------------------------------
                10. Shared Dispositive Power


-------------------------------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    642,008
-------------------------------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


-------------------------------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    7.5%
-------------------------------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
-------------------------------------------------------------------------------------------------------



                                Page 2 of 9 Pages

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Item 1. Security and Issuer

        This Amendment No. 1 to the Statement on Schedule 13D of Craig B. Steinberg (the "Statement") originally filed on October 16, 1997 relates to the shares (the "Shares") of the Common Stock, par value $0.01 per share (the "Common Stock"), of Atalanta/Sosnoff Capital Corporation (the "Company"), 101 Park Avenue, New York, NY 10178.

Item 2. Identity and Background

        (a) The name of the reporting person is Craig B. Steinberg.

        (b) The business address of the reporting person is c/o Atalanta/Sosnoff Capital Corporation, 101 Park Avenue, New York, NY 10178.

        (c) The reporting person is the President of the Company and its subsidiary, Atalanta/Sosnoff Capital Corporation (Delaware) and its Director of Research. He is also a member of the Boards of Directors and of the Executive Committees of these companies. The address of the Company and its subsidiary is 101 Park Avenue, New York, NY 10178.

        (d) The reporting person has not been convicted in a criminal proceeding during the last five years.

        (e) The reporting person during the last five years was not, nor is he, a party to a judicial or administrative proceeding resulting in a judgement, decree or final order enjoining future violations of, or






                                Page 3 of 9 Pages


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            prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

        (f) The reporting person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

        Mr. Steinberg paid $6,000 of his personal funds for the purchase of 600,000 Shares granted as a Restricted Stock Award pursuant to a Restricted Stock Award Agreement, dated as of September 17, 1997, between the Company and Mr. Steinberg (the "Award Agreement"). The Award became effective on September 17, 1997 upon Mr. Steinberg's execution of the Award Agreement on September 30, 1997, under the Company's 1996 Long Term Incentive Plan (the "Plan"). A copy of the Plan was attached as Exhibit A and incorporated herein by reference to this Statement as filed on October 16, 1997. For a complete description of the transaction and the terms of the Plan, reference is made to Exhibit A and to the Company's proxy statement for the 1996 Annual Meeting of Stockholders under the heading "Approval of 1996 Long Term Incentive Plan" (at pages 12-14), and to the Award Agreement, which pages and agreement were attached as Exhibits B and C, respectively, to this Statement as filed on October 16, 1997 and incorporated herein by reference.

Item 4. Purpose of Transaction.

        Reference is made to Exhibit B which was attached to this Statement as originally filed on October 16, 1997 for a discussion of the Company's reasons for




                               Page 4 of 9 Pages


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adopting the Plan. Mr. Steinberg acquired the Shares under the Award Agreement for investment in order to become a significant equity participant in the Company.

                (a) Mr. Steinberg may acquire additional securities of the Company from time to time and may, subject to applicable laws and the agreements described under Items 5 and 6 hereof, dispose of securities of the Company from time to time.

                (b) - (j) Mr. Steinberg has no current plans or proposals which relate to or would result in any of the events, actions or conditions enumerated in paragraphs (b) through (j) of the instructions to this
        Item 4, but reserves the right to participate, engage in or otherwise act in a manner which would relate to or result in any of such events, actions or conditions.

Item 5. Interest in Securities of the Issuer.

        (a) Mr. Steinberg beneficially owns an aggregate of 642,008 Shares, constituting 7.5% of the outstanding Common Stock.* The Shares beneficially owned by Mr. Steinberg include 100,000 Shares issuable upon the exercise of currently exercisable options (the "Options") granted to Mr. Steinberg on December 7, 1995 pursuant to the Company's 1987 Stock Option Plan (such Plan is referred to



-------------------

* Based on an aggregate of 8,528,707 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002, plus Shares subject to currently exercisable options held by the Reporting Person and less the 57,992 shares sold by the Reporting Person to the Company to discharge his current indebtedness as reported herein.




                                Page 5 of 9 Pages
herein as the "Stock Option Plan"). The Options are exercisable at $9.50 per Share. The Options are currently fully vested. Reference is made to the Stock Option Plan as filed with the Securities and Exchange Commission as an Exhibit to the Company's Registration Statement on Form S-8 on March 31, 1987 (Registration No. 33-13063), which is hereby incorporated herein by reference for the other terms and conditions of the Stock Option Plan.

        (b) Mr. Steinberg has sole voting and sole dispositive power with respect to 642,008 Shares (assuming the exercise of the currently exercisable options). In accordance with the Plan and the Award Agreement, the 600,000 Shares purchased by Mr. Steinberg pursuant to the Plan and the Award Agreement were subject to repurchase by the Company in the event of the termination of Mr. Steinberg's employment, if such termination is voluntary, as defined therein. The Company's right to repurchase the Shares in the event of such termination of Mr. Steinberg's employment has lapsed.

        Under the Award Agreement, the Company, upon request, has extended loans to Mr. Steinberg for the purpose of discharging his personal tax liability incurred by reason of the grant of the Restricted Stock awarded under the Award Agreement, the lapse at annual intervals of the Company's right to repurchase the Restricted Stock and any dividends received thereon. When Mr. Steinberg requests such loans, he is required to pledge Shares of a fair market value equivalent to the loan to secure his obligation to repay such indebtedness. Reference is hereby made to the Award Agreement and its exhibits, a Note and Pledge Agreement annexed as Exhibit A and B to the Award Agreement, which agreement and exhibits





                                Page 6 of 9 Pages


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are attached to the Statement as filed on October 16, 1997 as Exhibit C and incorporated herein by reference for the terms and provisions of such loan and pledge.

        Since the purchase of the Restricted Stock, Mr. Steinberg has received loans from the Company pursuant to his request in respect of each event giving rise to personal tax liability under the Award Agreement when the Company's right to repurchase portions of the Restricted Stock has lapsed and when dividends have been paid thereon. The aggregate loans made to Mr. Steinberg under the Award Agreement are described in the Company's Proxy Statement for its 2002 Annual Meeting of Stockholders, pages 8-10 which is annexed hereto as Exhibit A and hereby incorporated herein by reference.

        (c) At September 30, 2002, indebtedness, including principal and interest, in the amount of $565,421 incurred in connection with loans made by the Company to defray Mr. Steinberg's personal tax liability under the Award Agreement became due. Mr. Steinberg elected, in accordance with the terms of the Note annexed to the Award Agreement as Exhibit A thereto, to defray such indebtedness by applying Restricted Stock at its closing sales price as of the close of business on such day. The closing sales price on September 24, 2002, the date upon which Mr. Steinberg elected to apply the Shares of Common Stock of the Company to his obligation was $9.75 per share. Accordingly, Mr. Steinberg applied to the payment of his obligation to the Company 57,992 shares of his Restricted Stock at a sales price of $9.75 per share.




                                Page 7 of 9 Pages


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        (d) Inapplicable

        (e) Inapplicable

Item 6. Contracts, Arrangements, Understandings of Relationships with Respect to Securities of the Issuer.

        Inapplicable, except as noted above.

Item 7. Material to be Filed as Exhibits.

        Exhibit A. "Executive Compensation" (pages 5-6 of the Proxy Statement for the 2002 Annual Meeting of Stockholders of Atalanta/Sosnoff Capital Corporation.)






                               Page 8 of 9 Pages

                                    Signature


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                                      /s/ Craig B. Steinberg
                                                      -------------------------
                                                          Craig B. Steinberg


Dated: October 1, 2002




                               Page 9 of 9 Pages

                             EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE

     The following table sets forth certain information regarding compensation paid during each of the Company's last three fiscal years to the Company's Chief Executive Officer and to each of the Company's four other most highly compensated executive officers who were officers during 2001.

                                                                                              LONG-TERM COMPENSATION
                                                                                            --------------------------
                                             ANNUAL COMPENSATION                            RESTRICTED      SECURITIES    ALL OTHER
             NAME AND                  ------------------------------      OTHER ANNUAL       STOCK         UNDERLYING     COMPEN-
        PRINCIPAL POSITION             YEAR     SALARY         BONUS       COMPENSATION       AWARDS          OPTIONS    SATION (10)
        ------------------             ----     ------         -----       ------------       ------          -------    -----------
MARTIN T. SOSNOFF                      2001  $1,000,000           $ 0 (1)                                                   $8,500
 Chairman of the Board;                2000   1,000,000     2,405,350 (1)                                                   17,000
 Chief Executive Officer; Director     1999   1,000,000     3,446,000 (1)                                                   16,000

CRAIG B. STEINBERG                     2001     700,000       264,022 (1,2)               $1,588,500 (4)                    $8,500
 President and Director                2000     700,000     2,404,744 (1)                  1,573,500 (4)                    17,000
 of Research; Director                 1999     700,000        86,758 (3)                  1,479,750 (4)                    16,000

ANTHONY G. MILLER                      2001     350,000           $ 0 (1)                    463,313 (6)                    $8,500
  Executive Vice President,            2000     350,000       181,150 (1,5)                  458,938 (6)                    17,000
  Chief Operating Officer, Secretary   1999     350,000        50,000 (5)                    431,594 (6)                    16,000

JAMES D. STAUB                         2001     175,000                     $699,914 (7)                                    $8,500
  Senior Vice President                2000     175,000                      619,486 (7)                                    17,000
  of subsidiaries                      1999     175,000                      489,188 (7)                                    16,000

WILLIAM M. KNOBLER                     2001     103,125 (8)                  558,630 (9)                                    $8,500
  Senior Vice President                2000     113,975 (8)                  824,189 (9)                                    17,000
  of subsidiary                        1999     334,245 (8)                1,499,800 (9)                                    16,000

-------------------

(1) Represents amounts received as bonuses by participants in the Company's MIP. See "Management Incentive Plan" hereinafter in this proxy statement.

(2)  Includes a discretionary bonus of $200,000 in 2001.

(3) Based on an agreement with the Company, Mr. Steinberg receives a bonus based upon the pre-tax operating profits receivable by a subsidiary of the Company as general partner of the investment partnership Mr. Steinberg manages on behalf of the Company. See "Management Incentive Plan" hereinafter in this proxy statement.

(4) Represents non-cash compensation required to be reported for tax purposes. Mr. Steinberg was awarded the right to purchase and purchased 600,000 shares of the Company's common stock for the purchase price of $0.01 per share as of September 17, 1997 under the Company's LTIP. For tax purposes, the Company and Mr. Steinberg report the compensation element of the award in the years in which the Company's right to repurchase equal fractions of the award lapse at the first through the fourth anniversaries of the date of the award. Under this method, Mr. Steinberg will report compensation of $1,588,500 in 2001 (based on a market price of $10.60 per share at the fourth anniversary), and reported $1,573,500 in 2000 (based on a market price of $10.50 per share at the third anniversary), and $1,479,750 in 1999 (based on a market price of $9.88 per share at the second anniversary), and $1,273,500 in 1998 (based on a market price of $8.50 per share at the first anniversary). The Company recorded unearned compensation in shareholders' equity of approximately $7.0 million at the time of the award which was amortized to compensation expense. Approximately $436,000 was expensed in the fourth quarter of 1997 for financial reporting purposes and approximately $1.7 million was expensed in each full calendar year thereafter as the right to repurchase the award lapsed, ending September 30, 2001. At September 17, 1997, the stock award value was approximately $7.0 million based on the difference between the purchase price and the market value of the award at such date, and the stock award value was approximately $7.2 million based upon such calculation at December 31, 1997, $5.0 million at December 31, 1998, $5.2 million at December 31, 1999, $6.4 million at December 31, 2000, and $6.2 million at December 31, 2001. In 1997, the Company loaned Mr. Steinberg $46,740 with interest at the applicable federal rate for taxes attributable to dividends paid on the shares received in his award. In 1998, the Company loaned Mr. Steinberg $539,847 with interest at the applicable federal rate for taxes attributable to the compensation element of his award and dividends paid on the unvested shares received in his award. In 1999, the Company loaned Mr. Steinberg $849,338 with interest at the applicable federal rate for taxes attributable to the compensation element of his award. In 2000, the Company loaned Mr. Steinberg $762,361 with interest at the applicable federal rate for taxes attributable to the compensation element of his award. In 2001, the Company loaned Mr. Steinberg $769,628 with interest at the applicable rate for taxes attributable to the compensation element of his award and dividends paid on the unvested shares received in his award. In 1998, Mr. Steinberg paid $11,941 of interest to the Company related to these loans, in 1999 he paid $45,603, in 2000 he paid $83,718, and in 2001 he paid
     $127,673.

(5)  Includes discretionary bonuses of $50,000 in 1999 and $100,000 in 2000.

(6) Represents non-cash compensation required to be reported for tax purposes. Mr. Miller was awarded the right to purchase and purchased 175,000 shares of the Company's common stock for the purchase price of $0.01 per share as of September 17, 1997 under the Company's LTIP. For tax purposes, the Company and Mr. Miller report the compensation element of the award in the years in which the Company's right to repurchase fractions of the award lapses at the first through the fourth anniversaries of the date of the award. Under this method, Mr. Miller will report compensation of $463,313 in 2001 (based on a market price of $10.60 per share at the fourth anniversary), reported $458,938 in 2000 (based on a market price of $10.50 per share at the third anniversary), reported $431,594 in 1999 (based on a market price of $9.88 per share at the second anniversary), and reported $371,438 in 1998 (based on a market price of $8.50 per share at the first anniversary). The Company recorded unearned compensation in shareholders' equity of approximately $2.0 million at the time of the award which was amortized to compensation expense. Approximately $127,000 was expensed in the fourth quarter of 1997 for financial reporting purposes and approximately $508,000 was expensed in each full calendar year thereafter as the right to repurchase the award lapsed, ending September 30, 2001. At September 17, 1997, the stock award value was approximately $2.0 million based on the difference between the purchase price and the market value of the award at such date, and the stock award value was approximately $2.1 million based upon such calculation at December 31, 1997, $1.5 million at December 31, 1998, $1.5 million at December 31, 1999, $1.9 million at December 31, 2000, and $1.8 million at December 31, 2001. In 1997, the Company loaned Mr. Miller $13,633 with interest at the applicable federal rate for taxes attributable to dividends paid on the shares received in his award. In 1998, the Company loaned Mr. Miller $157,455 with interest at the applicable federal rate for taxes attributable to the compensation element of the award and dividends paid on the unvested shares received in his award. In 1999, the Company loaned Mr. Miller $243,265 with interest at the applicable federal rate for taxes attributable to the compensation element of the award. In 2000, the Company loaned Mr. Miller $222,356 with interest at the applicable federal rate for taxes attributable to the compensation element of the award. In 2001, the Company loaned Mr. Miller $224,475 with interest at the applicable federal rate for taxes attributable to the compensation element of his award and dividends paid on the unvested shares received in his award. In 1998, Mr. Miller paid $2,843 of interest to the Company related to these loans, in 1999 he paid $13,149, in 2000 he paid $24,215, and in 2001 he paid $36,988.

(7) Represents additional compensation paid to Mr. Staub in lieu of a bonus based upon a percentage of investment advisory fees received by the Company from clients solicited by Mr. Staub under an agreement with the Company. See "Agreements and Transactions with Directors and Executive Officers" hereinafter in this proxy statement.

(8) In 1999 and 2000, Mr. Knobler's salary was set based on the revenues received by the Company from clients of the Company to whom Mr. Knobler provides investment management services ("SVP" clients), net of the costs associated with such revenues, under an arrangement with the Company. In 2001, Mr. Knobler's salary was set as a percentage of the gross revenues received from these clients in 2001, under an arrangement with the Company.

(9) The 2000 and 2001 amounts represent the second and third (final) installment payments, respectively, made to Mr. Knobler by the Company in January 2000 and January 2001 relating to the relinquishment of his right to receive revenue from SVP clients under a new facilities agreement with the Company. The 1999 amount includes $1,498,766 representing the first installment payment. See "Agreements and Transactions with Directors and Executive Officers".

(10) Represents contributions by the Company to the account of such officers under the Company's Profit Sharing Plan for its employees. See "Profit Sharing Plan" hereinafter in this proxy statement.

     Except as noted, none of the individuals listed above received non-cash compensation during 2001 in excess of the lesser of $50,000 or 10% of his total annual salary and bonus.